NEIL SHEEHAN

Profile: MARKETING & BUSINESS EXECUTIVE

~ Transformational leader with solid product marketing experience and multi-millions in sales ~

Integrated Marketing - Business Development - Digital Advertising Campaigns - Partnership Marketing
Product Marketing - Partner Engagement - Business Communications - Digital & Social Media Strategy

➢ **Forward-thinking marketing leader with 19 years of experience** that includes leading large-scale strategy engagements for top-brand clients. Proven track record spearheading performance-based marketing, sales, and process improvement strategies that catapulted brand/portfolio profitability.

➢ **Extensive product marketing experience across the full lifecycle**, including concept creation, product development, pitching, campaign development (traditional, digital), production, and post-production work. Strong knowledge of media landscape (paid, earned, digital, social). Solid project management and client relations skills.

➢ **Successfully develop brand identity and direct launch strategies of new products** through full range of marketing and advertising channels. Direct strategic roadmap, market and competitive research, analytics, and customer experience insights to drive product differentiation, competitive advantage, and superior ROI.

Marketing Achievements Include

✓ **Released 600+ products in merchandising** at retail channels. Released **100+ products in music** at online channels

✓ **Secured sponsorships, co-branding, licensing deals, and product placement with blue chip brands**. Negotiated product placement in blockbuster films and video games and developed new mobile apps and games for products.

Core Competencies Include

Traditional & Digital Marketing • Market Research • Shopper Marketing • SEM, SEM, Social Media • Ecommerce • Launch Strategies
Sports Marketing (NASCAR) • Media & Marketing Analysis • Reputation Management • Brand Ambassador Promotions

PROFESSIONAL EXPERIENCE

Director of New Business Development — **mySongbird, LLC** | Charlotte, NC   2020 – present

- Source and acquire new legacy concerts
- Source and acquire artists to perform live streams on mySongbird
- Negotiate fair and equitable terms with the artists and management for the right to have them perform on our platform
- Build, facilitate and maintain great working relationships with artists, management and labels
- Generate a scalable business development strategy primarily focused on independent artists and their labels
- Strategize the best implementation and timing for the scheduling of livestreams and exclusive content
- In conjunction with our Creative Director and various outsourced advertising agencies -

work to implement and strategize the best promotional and marketing for live events, and website.

Marketing & Business Manager / Owner — **STANDBY RECORDS COMPANY** | Charlotte, NC   2008 – present

Built one of the music industry's leading independent record labels in the US. Spearhead strategic planning, sales, and marketing, including branding, advertising campaigns, promotions, billboards, publications, PR, tours, and events. Direct digital strategy, including SEO, Google Ad Words, YouTube videos, and social media. Oversee data collection and analysis, market research, forecasting, focus groups, customer segmentation, and go-to-market and launch strategies. Provide sales support and cultivate database of 1M+ product consumers. Hold full P&L and budgetary oversight.

- **Released 600+ products in merchandising at retail channels;** 100+ products in music at online channels.
- **Secured distribution with Sony Records and marketed products to $3M+ in sales.** Signed and managed 90+ artists. Promoted the Billboard's #1 Top Music Artist and #1 Artist for merchandise sales in the US, 2009 to present.
- **Grew company from $1K to $1M in <2 years.** Increased annual sales by 175% the first 3 years and grew overall market share by 3.5%. Cut costs 50%, saving $1M annually in manufacturing, advertising, and distribution.
- **Earned annual awards for sales based on product marketing** nationally and internationally, 2011 to 2015.
- **Created powerful marketing campaigns,** from ideation and counsel to execution support and social media monitoring. Integrated strategies, including website, print, ecommerce, email, in-store visuals, digital, and social media. Identified markets and developed branded content to deliver value across all mediums.
- **Negotiated sponsorships and co-branding** with Pepsi, Coca-Cola, Rock Star Energy Drink, Taco Bell, Denny's, Monster Energy, and Vans. Set up **product placement and distribution with retail outlets:** f.y.e., Hot Topic, Target, and Walmart.
- **Placed product in blockbuster films:** *Die Hard 3, The Avengers*, and *Transformers: Dark of the Moon*. Placed product in **video games:** *Guitar Hero Live* and *NHL 14*. **Developed and launched mobile apps and games for products.**
- **Created and grew social networking sites for 25+ products:** Facebook profiles with 5M+ likes, 1M Twitter followers, 500K Instagram fans, and YouTube with 100M views and 1M subscribers.
- **Led digital integration of products and sponsorships.** Increased products and company profile to the top of all search engines by SEO on Google. Identified opportunities to attract new customers/partners and drive renewals.

Marketing & Business Manager / Owner — **HM, INC.** | Charlotte, NC 2001 – 2008

Launched and led fast-paced, new-concept entertainment firm. Spearheaded all sales and marketing, including websites, social networking, and ecommerce platforms. Led innovative strategies that resulted in company becoming the "go-to" live event coordinator for mid-tier events below companies such as AEG and Live Nation. Hired and managed staff of 9 across satellite offices. Oversaw 5K+ people for events, sales, marketing, staffing, and operations.

- **Spearheaded marketing of 30 music product releases and 100 merchandise releases** nationally and abroad.
- **Catapulted company to success,** securing 17 record deals, $1M+ in sales, and 1K+ events in the US.

- **Created and implemented all traditional and digital marketing campaigns nationwide** (radio, print, online). Spearheaded original Support our Troops Concert after 9/11; became the framework for HM Management Concerts.
- **Increased annual sales by 85% the first 5 years. Grew market share from zero to 90% in 8 years.** Cut costs by 30%, saving $500K annually in performance contracts, sponsorships, staffing, and travel expenses.
- **Effectively cross-promoted products** with ESPN, Gravity Games, Rock Star Energy Drink, Vitamin Water, and Live Nation. Raised funds with products for charitable foundations: Rock Against Aids (BONO), Denis Leary Firefighters Foundations, US Air Force, US Navy, and US Army.

Marketing Manager — **Brown & Williamson (B&W)** | Cleveland, OH   2002 – 2004

Recruited to launch the first KOOL bar program in new market. Built and led team of 40+ regional marketing reps. Contracted 100+ venues and establishments to promote and market products. Managed all advertising and marketing with ads in publications, signage, and billboards.

- **Opened Cleveland market** for Kool; grew to **#1 market** in <1 year. Increased market share by 400%+; sales by 125%.
- **Spearheaded 8 promotional events each month**. Secured **celebrity sponsorships** (Ludicrous, the KOOL Mix Master DJ Battle). Managed all radio spots, grass roots promotions, and data collection from product sampling.

Marketing Manager — **Draft Worldwide (FCB)** | Cleveland, OH   2001 – 2002

Created the first-ever event marketing and product sampling in the Cleveland market for Winston product. Built Cleveland office and hired staff of 22. Contracted 100+ venues and establishments. Managed all advertising, marketing, grass roots promotions, event marketing, product sampling, and radio spots. Managed inventory, HR duties, and accounting on tens of thousands of lead generations from sign-ups and venues/events. Managed 4 events each month and $1M budget.

- **Launched the Winston S2 product in brand new market**. Built the **#1 market** in terms of sales.
- **Increased market share by 1K+ and sales by 200%+** in the Cleveland market.
- **Collaborated with NASCAR on the Winston Cup,** promoting NASCAR brand and all races for the Winston Cup.

Marketing Manager — **North American Manufacturing (Fives North American)** | Cleveland, OH   1999 – 2001

Managed marketing efforts that propelled the company into the 21st Century. Created marketing and sales collateral. Conducted market research and product branding. Ran all tradeshows. Managed 2 direct reports and $500K budget.

- **Overhauled a 500+ page marketing and sales catalog** that had not been changed in 20 years. Managed all aspects, including photo shoots, layout, editing, copy writing, production, and shipment to sales team and clients.
- **Built the first company website.** Put entire hardcopy document system onto e-platform and digitized key collateral.

Marketing Coordinator — **Time Keeping Systems, Inc.** | Cleveland, OH   1997 – 1999

Provided marketing and branding for Guard Tour barcode products and launch of GUARD1 Plus security device. Provided sales support and produced marketing collateral for sales, including trade periodicals, tradeshows, newsletters, and mailers. Developed marketing literature for Guard Tour systems, equipment, and software. Managed $250K budget.

- **Successfully launched new product,** GUARD1 Plus, and positioned the product as an **industry leader** in the Guard Tour products market. Increased market share and **boosted sales 100%+.**
- **Built the first company website, ecommerce store, and digital marketing plan**, as key member of the Marketing team. Maintained, edited, and oversaw all aspects of online communications.

Marketing Coordinator — **IMG Sports Agency Motorsports Division** | Cleveland, OH   1996 – 1997

Assisted VP of Marketing and Sales on all facets of marketing the Detroit and Cleveland Grand Prix. Secured traditional marketing and advertising pieces (print, billboard, TV, radio). Drove grass roots campaigns and ticket sales plans. Trained new interns and sales associates. Managed 5 direct reports.

- **Implemented unique group ticket sales promotion**, which generated $90K in new ticket sales. Managed all market research, marketing outreach, and $2K budget for the new initiative.
- **Introduced 5K Charity Run to promote the Detroit and Cleveland Grand Prix** the day before the race. Managed all event details and marketing. Secured key sponsors such as the Detroit Free Press. Ran the 5K event.
- **Increased sponsorship by $200K** or 25% by pounding the pavement and conducting insightful market research.

EDUCATION

Bachelor of Arts in Communications, Minor in Marketing — Cleveland State University